BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

May 10, 2002

02034538

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

02 JUN -4 AM 11:19

Dear Sirs:

Re: Ballad Ventures Ltd. (the "Issuer")
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 4, 2002:

A. Annual General Meeting;

- copy of Notice of Meeting and Record Date.

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

D. Copy of Canadian Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

dlw 6/4

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

82-4000

BALLAD VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

02 JUN -4 AM 11:15

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Ballad Ventures Ltd. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on June 28, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be May 21, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 26th day of April, 2002.

BALLAD VENTURES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

82-4000

02 JUN -4 [illegible]

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

April 3, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

ROBERTO ZINC-SILVER-LEAD-COPPER PROSPECT IN PERU POSITIVE EXPLORATION RESULTS

Ballad Ventures Ltd. ("Ballad") is pleased to report the first year's exploration work carried out by Teck Cominco's Peruvian subsidiary on the Roberto and Freddy prospects near Huancavelica in Central Peru during 2001. The main result was the delineation of a large area of skarn-style alteration with 11 showings of zinc, silver and lead on the Roberto property. The best channel sample values reported by Teck Cominco were: 9.5% zinc, 141 g/t silver and 7.9% lead over 3 m at the Ponciano showing. In the same Ponciano area two geophysical conductors, 300 and 400 m long and potentially caused by massive sulphide mineralization, were located.

Ballad received a detailed exploration report from Teck Cominco's Peruvian subsidiary on the Roberto and Freddy properties. Teck Cominco did airborne magnetic surveys and systematic mapping on both properties. Detailed soil sampling, rock sampling and geophysical surveys were done on the 1000 Ha Roberto property. The mapping indicates several bodies of intrusive rock emplaced in limestone associated with widespread skarn alteration and zinc, silver, lead and copper mineralization. Three principal areas with showings were delineated: Ponciano, Oscar and Raquel. Systematic soil sampling found highly anomalous zinc, lead, silver and copper in soils over these showings. At Ponciano anomalous lead in soils (over 130 ppm) constitutes a 1.2km by 0.2 km trend. Electromagnetic surveys were restricted to the Ponciano area and two conductors (over 300 and 400 meters long) were surveyed parallel to the anomalous metals in soils. The conductors occur in an area of overburden and could be caused by massive sulphide mineralization. The exploration work by Teck Cominco is the first extensive modern style exploration work on the property and the property has never been drilled.

The Roberto claim is very well situated. It is reachable by road from Huancavelica, a distance of 30 km. The national Peruvian electric power grid is within 20 km of the property and the Lima-Huancavelica railroad passes 14 km east of the property. Immediately to the south of the Roberto property, less than 1 km from the Ponciano showings, is the Martha Mine, a former

producer (150 tons per day, 1950-80) of silver, lead and zinc. Adjacent and to the north of the Roberto claim are properties being explored by Peñoles of Mexico, the world's top producer of silver.

Ballad owns a 100% interest in the Roberto property and granted Teck Cominco's Peruvian Subsidiary an option to acquire 65% in early 2001. Teck Cominco can earn their interest by cash payments totalling US $240,000 and incurring exploration expenditures of US $650,000 staged over 5 years. Teck Cominco completed the first year's work requirement and already paid the second cash instalment. Teck Cominco has advised that they are finalizing their work program for 2002.

BALLAD VENTURES LTD.

Per: ______________________

Andre M. Pauwels, P. Geo., Vice President Exploration

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 7, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT

Ballad Ventures Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise $400,000 which will consist of the sale of 2,000,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes including reducing debt and funding the Company's operations including the possible acquisitions of interests in resource properties in Peru.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

BALLAD VENTURES LTD.

Per:
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

02-4000

02 JUN -4 11:13

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 8, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

STOCK OPTIONS

Ballad Ventures Ltd. (the "Company") that it has granted Incentive Stock Options on 792,066 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Further to the Company's news release of May 7, 2002 announcing a private placement of 2,000,000 units at $0.20 per unit, the Company announces that a finder's fee will be payable in cash on a portion of the private placement. Both the private placement and the finder's fee are subject to TSX Venture Exchange acceptance for filing.

BALLAD VENTURES LTD.

Per: ____________________
Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 26, 2002

Item 3. **Press Release**

Press Release dated February 26, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of its private placement of 2,000,000 units at $0.05 per unit.

Item 5. **Full Description of Material Change**

Further to its news release of November 23, 2001, the Issuer announces the completion of its private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until February 15, 2003 as to 400,000 units and until February 16, 2003 as to 1,600,000 units.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2002.

Raymond Roland, Director

82-4070

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

02 JUN -4 AM 11:17

Item 2. **Date of Material Change**

April 3, 2002

Item 3. **Press Release**

Press Release dated April 3, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports on exploration work carried out by Teck Cominco's Peruvian subsidiary on the Issuer's Roberto and Freddy prospects near Huancavelica in Central Peru during 2001.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report the first year's exploration work carried out by Teck Cominco's Peruvian subsidiary on the Roberto and Freddy prospects near Huancavelica in Central Peru during 2001. The main result was the delineation of a large area of skarn-style alteration with 11 showings of zinc, silver and lead on the Roberto property. The best channel sample values reported by Teck Cominco were: 9.5% zinc, 141 g/t silver and 7.9% lead over 3 m at the Ponciano showing. In the same Ponciano area two geophysical conductors, 300 and 400 m long and potentially caused by massive sulphide mineralization, were located.

The Issuer received a detailed exploration report from Teck Cominco's Peruvian subsidiary on the Roberto and Freddy properties. Teck Cominco did airborne magnetic surveys and systematic mapping on both properties. Detailed soil

sampling, rock sampling and geophysical surveys were done on the 1000 Ha Roberto property. The mapping indicates several bodies of intrusive rock emplaced in limestone associated with widespread skarn alteration and zinc, silver, lead and copper mineralization. Three principal areas with showings were delineated: Ponciano, Oscar and Raquel. Systematic soil sampling found highly anomalous zinc, lead, silver and copper in soils over these showings. At Ponciano anomalous lead in soils (over 130 ppm) constitutes a 1.2km by 0.2 km trend. Electromagnetic surveys were restricted to the Ponciano area and two conductors (over 300 and 400 meters long) were surveyed parallel to the anomalous metals in soils. The conductors occur in an area of overburden and could be caused by massive sulphide mineralization. The exploration work by Teck Cominco is the first extensive modern style exploration work on the property and the property has never been drilled.

The Roberto claim is very well situated. It is reachable by road from Huancavelica, a distance of 30 km. The national Peruvian electric power grid is within 20 km of the property and the Lima-Huancavelica railroad passes 14 km east of the property. Immediately to the south of the Roberto property, less than 1 km from the Ponciano showings, is the Martha Mine, a former producer (150 tons per day, 1950-80) of silver, lead and zinc. Adjacent and to the north of the Roberto claim are properties being explored by Peñoles of Mexico, the world's top producer of silver.

The Issuer owns a 100% interest in the Roberto property and granted Teck Cominco's Peruvian Subsidiary an option to acquire 65% in early 2001. Teck Cominco can earn their interest by cash payments totalling US $240,000 and incurring exploration expenditures of US $650,000 staged over 5 years. Teck Cominco completed the first year's work requirement and already paid the second cash instalment. Teck Cominco has advised that they are finalizing their work program for 2002.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of April, 2002.

Raymond Roland, Director

82-4000

02 JUN -7 AM 11:13

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 7, 2002

Item 3. Press Release

Press Release dated May 7, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces a private placement of its securities.

Item 5. Full Description of Material Change

The Issuer announces that it has agreed to a private placement of its securities to raise $400,000 which will consist of the sale of 2,000,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.25 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes including reducing debt and funding the Issuer's operations including the possible acquisitions of interests in resource properties in Peru.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2002.

Raymond Roland, Director

82-[illegible]

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 8, 2002

Item 3. **Press Release**

Press Release dated May 8, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the grant of incentive stock options and a finder's fee with respect to an earlier announced private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 792,066 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Further to the Issuer's news release of May 7, 2002 announcing a private placement of 2,000,000 units at $0.20 per unit, the Issuer announces that a finder's fee will be payable in cash on a portion of the private placement. Both the private placement and the finder's fee are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2002.

Raymond Roland, Director

[redacted]

March 25, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: Ballad Ventures Ltd. (the "Company') Sub #69991 – Investor Relations Contract

As per the contract dated July 9, 2001 between Inova Financial Corporation and the Company, this letter is to confirm that the Canadian Venture Exchange has no objection to the Company employing Inova Financial Corporation/John Brydle in an Investor Relations capacity. His remuneration will be $2,500 per month.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\878646\1